[LETTERHEAD OF SICHENZIA ROSS FRIEDMAN FERENCE LLP]

                                                                    May 25, 2006

Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Edward M. Kelly, Senior Counsel

         Re:      AdZone Research, Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  File No. 0-28717
                  Filed April 18, 2006

Dear Ms. Long:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of May 15, 2006 relating to the Preliminary Proxy Statement on Schedule 14A of AdZone Research, Inc. ("AdZone" or the "Company"). On behalf of the Company, we respond as follows.

1. We note that AdZone Research, Inc. or AdZone is requesting stockholders' approval of an amendment to its articles of incorporation to increase the number of authorized shares of common stock from 200 million to 400 million. Disclosure in the preliminary proxy statement states that AdZone has no plans, arrangements, commitments, or understandings for the issuance of the additional shares of common stock that are to be authorized. Disclosure in the risk factors section of the fourth pre-effective amendment to the registration statement on Form SB-2 filed by AdZone on April 13, 2006 states, however, that:

      o AdZone does not have an adequate amount of authorized and unissued shares of common stock for issuance to the Nutmeg Group, LLC or Nutmeg under a May 2004 subscription agreement

      o AdZone intends to file a preliminary proxy statement for a special meeting at which AdZone will ask stockholders to approve an amendment to its certificate of incorporation to increase its authorized shares of common stock so that AdZone will be able to deliver shares of common stock to Nutmeg underlying its option.

      Please reconcile the disclosures.

      Response:

      We have reconciled the disclosure in the preliminary proxy statement so that it is consistent with the disclosure in the Company's registration statement on Form SB-2 related to the Nutmeg Group LLC private placement, which constitutes a plan, arrangement, commitment, or understanding of the Company for the issuance of the additional shares of common stock that are to be authorized. We have included a description of the Nutmeg transaction, together with risk factors related to such financing arrangement.

2. Since it appears that a purpose of the proposal to increase your authorized shares is to have an adequate number of authorized and unissued shares of common stock available for issuance to Nutmeg, the proposal "involves' the transaction in which you issued the warrants to Nutmeg. Therefore, you should provide the information required by Item 11 of
      Schedule 14A, including the information required by Item 13(a) of the schedule. See note A to Schedule 14A.

      Response:

      Item 13(b)(2) states that "[t]he registrant may incorporate by reference any of the information required by paragraph (a) of this Item, provided that the information contained in an annual report to security holders or a previously filed statement or report, such report or statement is delivered to security holders with the proxy statement and the requirements of paragraph (c) are met.

      We have included a new section in the Company's proxy statement entitled "Form 10-KSB" which states that the Company will deliver a copy of the annual report with the proxy statement to security holders. In addition, the Company has incorporated its annual report by reference.

      Furthermore, all of the requirements of paragraph (c) under Item 13 are met, including: (i) the information is not required to be included in the proxy statement under any other item, (ii) the proxy identifies on the last page under "Form 10-KSB" the information and report incorporated by reference, and (iii) the material incorporated by reference, i.e., the Company annual report for fiscal 2005, substantially meets the requirements of this Item (financial statements, management's discussion and analysis or plan of operation, changes and disagreements with accountants on accounting and financial disclosure, etc.).

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      In addition, the Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o the comments of the Commission or changes to disclosures in response to the Commission's comments do not foreclose the Commission from taking any action on the filing; and

      o the Company may not assert the Commission's comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

                                                 Sincerely,

                                                 /s/ Eric A. Pinero

                                                 Eric A. Pinero